Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CEMEX S.A.B. de C.V.:

We consent the incorporation by reference in the Registration Statements (File Nos. 333-83962, 333-86090, and 333-128657) on Form S-8 of CEMEX, S.A.B. de C.V. of our reports dated April 29, 2020, with respect to the consolidated statements of financial position of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2019 and 2018 and January 1, 2018, the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 20-F of CEMEX, S.A.B. de C.V.

Our report dated April 29, 2020 contains an explanatory paragraph that states the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 26 to the consolidated financial statements, the Company´s future compliance with financial covenants under the 2017 Credit Agreement is uncertain given the impact of COVID-19. The Company’s plans with regard to this matter, which includes its request of lenders under the 2017 Credit Agreement to modify the related financial covenants, are described in Note 26. This condition raises substantial doubt about the Company´s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report also refers to a change in the presentation currency of the Company.

/s/ KPMG Cardenas Dosal, S.C.

Monterrey, N.L., México

April 29, 2020